Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following is the transcript of a video of a speech that was made available on a third-party website:

Key Issues in Communications Policy
Speech at TPI Aspen Forum, Monday, August 18, 2014

David L. Cohen

Good evening everyone.

It’s a pleasure to be here and an honor to be your keynote speaker tonight.

Every speaker says that, of course, but to add some credibility to that, this is right smack in the middle of my vacation right now and I put it on pause to be here.

TPI has become one of the great policy organizations in America.  Its central area of inquiry – the economics of technological change – has never been more important.

Our economy is simply not growing as fast as it should.  To keep our recovery going, we need to ensure that rational economic analysis of challenges we face does not get drowned out by the considerable noise that exists in Washington these days.

That’s what makes the work of Tom Leonard, Scott Wallsten, and their colleagues at TPI so valuable.

* * * * *

For all of us working in communications and tech policy, there’s been no shortage of action this year raising core issues you are exploring at this meeting.

Policymakers face decisions that will influence our communications, entertainment, and high-tech industries for decades to come.  These industries are areas of real competitive advantage and growth opportunity for America.  And every step government takes can have real consequences, good or bad, for their future.

Just by way of example – and I could give a number of examples – in January, the DC Circuit ensured that the debate over Internet regulation would be front and center this year, when it struck down significant portions of the FCC’s 2010 Open Internet Order.

Regulators have to assess these issues in a world where technology is changing so fast that whole industries seem to come and go in no time. In 2005, Blockbuster looked so dominant in home video that FTC antitrust concerns barred it from acquiring a competitor Hollywood Video.  Has anyone seen any Blockbusters around recently? Today, virtually the entire bricks and mortar video rental industry has all but disappeared!

This is the challenging environment our regulators work in, and that’s why I’ve always had enormous respect for their great public service even when I don’t agree with what they do all of the time.

Over the years, economists have analyzed how the pace of change in technology sectors makes them different from many other sectors. Gary Becker, William Baumol, and Jeff Eisenach have analyzed how technology sectors are characterized by firms that compete by investing to innovate and then use that innovation to differentiate their products. They refer to this cycle of competition driven by investment, innovation, and product differentiation as dynamic competition.

And Uber is a good example of this.  Uber did not have to buy or lease a fleet of cars or go through the same business-building processes as the taxi business in order for Uber to compete with taxis. Instead, Uber created an entirely different service powered by their innovative mobile app and back-end processes.

Another good example of dynamic competition is what’s happened in broadband in America.  A slow telco reaction to the emergence of the Internet gave cable companies the chance to leap ahead in broadband in the mid-Nineties, which prodded the telcos to invest more in DSL and then fiber, which then motivated cable to push the envelope with DOCSIS 3.0, and the agenda expanded by innovating anew in fiber and advanced DSL, and faster and more robust wireless broadband infrastructure, and now cable is working feverishly on its own fiber build and DOCSIS 3.1, and the leapfrogging in investment an innovation continues.

While we at Comcast live this every day, unfortunately, some commentators ignore these complex but very real dynamics when they analyze the state of the market today.  They too often rely on an overly simplistic and anachronistic model – where edge companies create content and services, ISPs provide pipes that bring services to consumers, and consumers sit in front of their computer and passively take them in.

That may have been how things worked when Hayes modems ruled the world and we measured connectivity in baud.  But of course that's not the way the world works now.

Today, edge companies generate enormous amounts of content and services… but they also have their own big networks to move their data, including operating their own content delivery networks.

Comcast, of course, is a customer facing ISP but we also haul a lot of traffic for ourselves and others, and we design software, like our innovative X1 operating system that has a voice interface that digs out movies and TV shows and actors when you speak to it.

And obviously consumers don’t sit passively in front of their televisions or computers anymore.  They create content and share it, they live on multiple screens, they view their video and enjoy their video on wireless screens, and, bottom line, they have a fundamental expectation that they can access Internet and video services wherever and whenever they want.

This amazing new world of mobility is enabled by wireless and wired broadband working together.  WiFi is not just a way to access wired broadband, it’s also a conduit for wireless broadband.  According to Cisco, an amazing 88 percent of all U.S. data traffic on mobile and portable devices will travel over Wi-Fi by 2018.

Too many commentators also assume that the broadband market structure is static.  Anyone who just looks at today’s picture – or even worse, yesterday’s picture – and not tomorrow’s, will get this badly wrong.

Take DSL-based broadband as an example. People declared it dead several years ago.  But, like the famous scene in Monty Python and the Holy Grail, “it’s not dead yet”.  Far from it.  Telephone companies are aggressively upgrading legacy DSL to new VDSL.  AT&T’s $6 Billion Project VIP wireline investment program that was announced in late 2012 is just one example.  And this upgraded DSL is a serious competitor to cable modem technology, providing speeds today up to 45 megs down, with plans to increase to 75 and 100 megs down.  And the next generation is being field tested at 700 megs down or faster.

The results of this competition are clear. Contrary to DSL being dead, between December 2008 and December 2012, DSL-based broadband connections, which include upgraded DSL services, grew at an average annual rate of 25 percent, exceeding cable broadband’s pace of growth at an average annual rate of 18 percent.  Every time I give those stats someone comes up to me and says they cannot be right.  They have been double and triple checked, and they are right.   And of course the growth of wireless in speed, capacity, and share of Internet use, is changing the entire landscape.

I've just skimmed the surface of the changes going on. But the continuing pace of change should provide a blinking light of caution to regulators and advocates.  The warning is simple: Don't overestimate your ability to shape markets and predict their future course.  Government can do a lot of things but cannot accurately predict the fast pace of change.

So within that framework, let me briefly comment on three specific policy issues on the Washington agenda today – net neutrality, consolidation, and the international landscape.

Net Neutrality

So on net neutrality, let me make one very clear statement – Comcast strongly, unequivocally, and absolutely supports a free and open Internet.  We support net neutrality.  We’ve only run millions of dollars of advertising on this point.  And we support the FCC putting in place legally enforceable rules to ensure that there is a free and open Internet, including strong transparency, no-blocking, and anti-discrimination rules.

We publicly and strongly supported the FCC’s 2010 Open Internet rules.  We believed that those rules struck the proper balance between protecting consumer interests and respecting our rights to manage our network reasonably… while maintaining our incentive to keep investing and with that investment empowering continuous innovation on the Internet.

Our support of the 2010 Open Internet Order was so strong that we voluntarily agreed in our NBCUniversal transaction to be bound by those rules even if they were struck down by the courts, which they were. And that’s why we are the only company in America still operating under the entire set of 2010 rules, and we are fine with that because they don’t prevent us from doing anything that we’d be interested in doing.  We’ve also pledged to extend that to all Time Warner Cable systems that will become part of Comcast if our merger is approved.

Now that the DC Circuit has struck down key parts of the 2010 Open Internet Order, we still strongly support the enactment of permanent open Internet rules to cover the entire industry, and we support the process that Chairman Wheeler has put in place to achieve that.  We believe that the DC Circuit’s decision has, for the first time, laid out a clear path and clear authority – under Section 706 of the Telecommunications Act – for the FCC to adopt robust and legally enforceable open Internet rules.  And we’ve been public about our support – in blogs, testimony, comments filed at the FCC, and even in our advertising.

So, we support net neutrality rules because we believe in the continued growth of the Internet, in the continued innovation that growth will produce, and in the economic and jobs impact of that growth. Internet edge providers and ISPs are partners in growing the Internet, and our innovation economy. We are not enemies in how to accomplish those goals.

So I hope I’ve made clear where we stand on net neutrality.  The only question is how we can get to that balanced and workable outcome.

So as strongly as we support net neutrality rules, we firmly believe the right balance cannot be achieved by reclassifying broadband as a telecommunications service under Title II.  That would be bad for our industry, bad for the Internet ecosystem, and bad for our country.

Title II regulations would destabilize the current broadband economy, and seriously stifle investment and innovation.  I doubt that we, AT&T, Verizon, Charter, Cox, CenturyLink, Sprint, T-Mobile and so many others would have kept innovating and expanding our networks at rates anywhere close to what we have been doing if we faced traditional common carrier rules, price controls, and who knows what else under Title II.  No rational economic actor would.

The likely impact of Title II reclassification on investment and network deployment is not a matter of scaremongering.

When the FCC merely mentioned the possibility of reclassifying broadband under Title II in May 2010, in the days that immediately followed, it had the investment-chilling effect of erasing 10 percent and more of some ISPs’ market capitalization literally in a 10-day period.

University of Pennsylvania professor Christopher Yoo recently compared the US approach to broadband regulation with the European approach, which mirrors Title II.  He found the US approach has led to far wider deployment of high speed networks – with 82 percent of America served, compared to just 54 percent of the European Union and at the end of 2012, EU broadband investment, on a per household basis, stood at less than half of the US level of investment. Plainly, Title II style rules have stifled broadband investment overseas.  And there’s no reason to expect that the same would not occur in the United States.

Moreover, we need to create jobs for our growing population, and for all those who lost jobs due to the recession. The broadband and communications sectors have been a major contributor to job creation, and heavy-handed Title II regulation would hurt our ability to contribute in the job creation space.  Again, look no further than Europe with its Title II-type regulations. From 2000 to 2009, McKinsey Global Institute found the number of people working in the telecommunications sector in nine of the E.U.’s markets declined by 26 percent.  By contrast, here in the U.S., the Progressive Policy Institute found that in just one year, from 2012 to 2013, apps related jobs alone grew by 40 percent, driven by a robust broadband sector.

So if all of these facts are not sufficiently persuasive, then the White House’s “Four Years of Broadband Growth” report released in June 2013 should, in my judgment, put this issue to rest once and for all.

That report identified extraordinary broadband successes, and attributed them to American broadband providers’ investment of private capital at record rates even through the recession.  The White House noted that two of the largest broadband providers alone invested more in America during the 2011 fiscal year than the top five oil and gas companies, and nearly four times more than the Big Three auto companies combined.

These investments are one of the foundations of the U.S. Internet and apps economy that is the envy of the world.  This virtuous cycle is founded on two decades of a bipartisan commitment to light-touch regulatory policies.  The White House agreed when it said its “light-touch, multi-stakeholder policies to build opportunity and trust” is a “comprehensive approach” that is “improving the efficiency and predictability of the digital economy”.  In fact, the White House specifically mentioned the FCC’s 2010 Open Internet Order as an example – as a successful example – of this light-touch approach at work.

So as America chooses the path to net neutrality, and decides whether Section 706 or Title II is the way to get there, we have to ask some fundamental questions.

Does anyone look at our dynamic, rapidly evolving broadband networks and see a system that is failing?

When people call for utility style regulation, do they really want the Internet to look like our electricity, highways, and other infrastructure, all of which are lagging the world?

Do we want to take a rare bright spot of the US economy and dim it instead of continuing to grow it?

Fortunately we do not need to go there.

We need to find a sensible middle to develop workable solutions rather than creating rancor and animosity. I hate the notion that finding the middle ground and looking for sensible compromise and developing rational solutions to complicated problems has become quaint in Washington, but I believe it’s an approach that is badly needed today – in communications and tech policy and throughout our economy.

Just last month, the Philadelphia Fed found that the partisanship – everywhere, not just in Congress – directly caused employment to drop by 1.5 million workers after six quarters.  When that’s what we face, how can we not try to work together to get things done by pursuing sensible solutions rather than radical regulations that are not grounded in either public policy or economic policy?

That’s enough about that topic.

* * * * *

Consolidation

I promise I will only briefly comment on our pending transaction with Time Warner Cable. But, judging by the cocktail conversations, it is the 800 pound elephant in the room, so I need to say something about it!

I won’t dwell on how there are no horizontal antitrust concerns here – because there’s not much more to say.  The two companies simply do not compete for customers in any market.

I won’t spend your time repeating that there are no market concentration concerns because after the merger we will remain below the 30 percent FCC ownership cap… a limit that the courts have twice ruled is too low to raise vertical issues.

I also won’t belabor our response to the outlandish and factually unsupported claims about our supposed post-transaction share of broadband connections across the country.  Of course, there is no relevant “national” broadband “market” to begin with, since broadband competition among ISPs is highly local in nature.  After all, what does it matter if Comcast is going to control the broadband market in Philadelphia and Los Angeles because no one in Philadelphia can buy broadband in Los Angeles; and no one in Los Angeles can buy broadband in Philadelphia.  And, most importantly, assertions that our share, post-transaction, will be upwards of 50 percent simply ignore the actual evidence – our post-transaction share of wired broadband connections is 35.5 percent, based on the FCC’s most recent data – and ignore the marketplace developments happening every day, including the dizzying growth of 4G/LTE wireless connections, which if included would reduce our post-transaction share to a little over 15 percent.

And I won’t run through the long litany of consumer benefits  – including faster broadband speeds, more streaming, more on-demand video options, the expansion of our best in class X1 platform, the ability to deploy all of our  advanced technology and services this transaction will let us bring to millions of consumers in more communities.  And a whole host of other benefits.

And I won’t even catalog the many other civic and consumer benefits – like bringing net neutrality to the Time Warner Cable footprint and – very close to my heart – expanding our Internet Essentials broadband adoption program to families in the Time Warner Cable footprint.

So there’s one issue I want to discuss that seems to be at the heart of a lot of the opposition to our merger. This is the view that any merger between large companies should be opposed because big is always bad.

To be sure, big is sometimes bad.  After the financial crisis and the debates around “too big to fail” financial institutions, skepticism is understandable. But, I think we have to look at each case separately, based on facts and analysis, and above all, anchored by antitrust laws.

As Scott Wallsten has written, the “big is bad” so “bigger is worse” argument is not generically true. As Scott observes, large firms do some things better and small firms do other things better.

In a leading paper that Michael Katz and Howard Shelanski wrote in 2007, they also reached the same conclusion. They said that in some instances, innovation may be greater where concentration is greater.  So if we are to continue to promote innovation, we must look at the size and concentration of markets on a case by case basis, and, in the case of our transaction with Time Warner Cable, with a recognition of our dynamic, quickly changing market and a world of striving, competing, innovating firms.

The primary business rationale underlying our merger with Time Warner Cable is because it will provide us the increased scale to invest and innovate more in both residential and business services. Here the scale efficiencies are key because we are in a sector where most of our costs are fixed, or at least do not grow proportionally to the increase in scale.  This leads to more investments meeting the hurdle rate and being profitably undertaken, which in turn will lead to more innovations being generated. This is precisely how the long-run consumer welfare effects that Shelanski and Katz wrote about emerge, and I don’t know that there is a transaction out there that makes this case as compelling as the merger between Comcast and Time Warner Cable.

* * * * *

International Landscape

Let me close with a few thoughts on international Internet governance issues that have become so prominent.

Although Comcast is primarily a domestic business, the growth and freedom of the Internet globally is fundamental to our business – and to other American businesses, as well as to economic, social, and political progress throughout the world. So as a U.S. citizen, as a global citizen, the global government crisis is important to our company.

And here too we are at a time of dynamic transition and change.  Just as traditional industry and product boundaries are breaking down, so too are national and institutional boundaries – like for example, the shifting roles of ICANN, the ITU, and the IGF. And just as the debates around core policy issues are fluid and fundamental, the trajectory of international policy and governance issues grows more complex and uncertain.

As Ambassador Sepulveda, who is with us tonight – I didn’t even know that when I wanted to use this – noted at IGF-USA this summer “[c]entralizing control over the global Internet in the hands of governments risks breaking it.  It is not a risk worth taking.”

We couldn’t agree more.

As the Ambassador went on to note, “Networks should continue to interconnect internationally through commercial arrangement on the basis of consensus-based voluntary standards. And as governments, we should focus on building enabling legal and regulatory environments that encourage and reward investments in broadband infrastructure, in the services that ride over that infrastructure, and in the skills people need to use Internet access for productive purposes.”

And I think in two quotes, Ambassador Sepulveda has captured certainly what the U.S. position is, and how all thinking people should approach open Internet issues and our ongoing discussion on net neutrality.  And he’s said to me that his job these days is going to seminars to discuss these issues.  The bottom line is to make sure we have the environment where innovation is encouraged and investment can occur.

We will continue to work with others to develop practices and principles that work across borders and that stick over time.  These must be forward-looking and flexible, able to adapt as the Internet grows and reshapes itself, and sensitive to the interconnected nature of the Internet ecosystem overall.  Poor decisions that harm one part of the ecosystem inevitably drag down the whole.  At the same time, if we get this right, we can promote economic growth, create jobs, and narrow the digital divide across the globe- -- the same goals that we have here at home for our own broadband industry.

* * * * *

Conclusion

So let me conclude with one more quote, and what better way to close out a TPI event then to quote from TPI’s mission statement: “Government should intervene in these dynamic markets only when markets fail and when proposed solutions will demonstrably improve society’s well-being.”

It’s a short statement, but one with a lot to offer policy makers and regulators – a recognition that when markets are dynamic, policymakers should proceed with caution… and only where it is quite clear that intervention will make things better, not worse.  I certainly wholeheartedly agree with that sentiment and with that mission statement, and hope that the nation and the world will sign on to that sentiment.

Thank you again for the opportunity to speak here tonight.  I’m happy to take some questions.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on August 14, 2014, Comcast filed with the Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.